280 Park Avenue New York, NY 10017-1216

Joseph W. Schmidt Vice President General Counsel and Secretary	Phone: (212) 849-4512 Fax: (212) 953-4326 Email: jws@dovercorp.com
January 29, 2008
Perry J. Hindin, Esq.
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Re:	Dover Corporation Definitive 14A Filed March 6, 2007 File No. 001-04018
Dear Mr. Hindin:
I am writing to confirm our telephone conversation this morning.
During that conversation, I confirmed the statement in our response letter of January 15, 2008 to item 1 in the Staff’s letter of December 5, 2007 to the effect that, in future proxy statements, Dover will include the “pre-established annual performance goals” set the year before that were the basis for amounts paid under the bonus incentive plan as set forth in the Summary Compensation Table in the proxy statement.
You stated that, with that confirmation, the Staff had concluded its review of Dover’s 2007 proxy statement and a letter to that general effect would be sent.
However, I raised another issue with you. I explained that, in working on the executive compensation disclosure for Dover’s 2008 proxy statement, I had concluded that the compensation disclosure requirements focused on the NEOs and that Dover’s Executive Compensation section in its proxy statement (including the CD&A) was longer and more detailed and complex than necessary because it covered a much larger group than the NEOs. Consequently, I intended to pare down this section, including removing material that discussed compensation plans and procedures that did not relate to any of the NEOs. This would include

Perry J. Hindin, Esq.
Securities and Exchange Commission
January 29, 2008
deletion of all discussion of the “traditional bonus plan” because none of the NEOs participate in it. In Dover’s response letter of September 26, 2007, in response to Staff items 3 and 5, we had undertaken to clarify matters or include additional information regarding the traditional bonus plan. Given this new streamlined approach, I proposed to omit the promised clarification and information related to the “traditional bonus plan”.
You confirmed that Item 402 of regulation S-K required discussion of only the NEOs’ compensation and that this proposed omission would be appropriate. However, due to the undertakings in our September 26, 2007 letter, you asked that I send (by EDGAR) this letter explaining this and referencing our conversation.
I hope that this is satisfactory for its purpose and look forward to the letter closing the Staff’s review.

Yours truly,
/s/ Joseph W. Schmidt

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